SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NUMBER 2
                                       TO
                                 SCHEDULE 13E-4


                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)


                         WESTWOOD FINANCIAL CORPORATION
                                (Name of Issuer)


                         WESTWOOD FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)


                     Common Stock, Par Value $0.10 per Share
                         (Title of Class of Securities)


                                   961767 10 0
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                William J. Woods
                                    President
                         Westwood Financial Corporation
                                 700-88 Broadway
                           Westwood, New Jersey 07675
                                 (201) 666-5002


                                 With Copies to:

                             Samuel J. Malizia, Esq.
                             Lloyd H. Spencer, Esq.
                      Malizia, Spidi, Sloane & Fisch, P.C.
                               One Franklin Square
                               1301 K Street, N.W.
                                 Suite 700 East
                              Washington, DC 20005
                                 (202) 434-4660
                       (Name, Address and Telephone Number
           of Persons Authorized to Receive Notices and Communications
                    on Behalf of Person(s) filing Statement)


                                November 25, 1996
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE
================================================================================
                                                                   Amount of
Transaction Valuation*                                            Filing Fee

================================================================================

$960,000                                                           $192.00

================================================================================

* For purposes of calculating fee only. Based on the Offer for 64,000 shares at the maximum tender offer price per share of $15.00.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $192      Filing Party:  Westwood Financial Corporation
Form or Registration No.: Schedule 13E-4          Date Filed:  November 25, 1996

    This Statement amends and supplements the Issuer Tender Offer Statement filed on November 25, 1996 as amended on December 27, 1996 (the "Statement") relating to the tender offer by Westwood Financial Corporation, a New Jersey corporation (the "Company"), to purchase up to 64,000 shares of common stock, par value $0.10 per share (the "Shares"), at prices not greater than $15.00 nor less than $14.00 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

Item 9.  Material to be Filed as Exhibits.

     (a)(1)  Form of Offer to Purchase dated November 25, 1996. *

     (a)(2)  Form of Letter of Transmittal. *

     (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 25, 1996. *

     (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 25, 1996. *

     (a)(5   Form of Notice of Guaranteed Delivery. *

     (a)(6) Form of Letter to Stockholders from the Chairman of the Board of the Company dated November 25, 1996. *

     (a)(7) Form of press release issued by the Company dated November 25, 1996. *

     (a)(8)  Form of question and answer brochure. *

     (a)(9) Form of press release issued by the Company dated December 27, 1996. *

     (a)(10) Form of press release issued by the Company dated January 13, 1997.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.


------------------
* Previously filed

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 1997.



                        WESTWOOD FINANCIAL CORPORATION





                        By:   /s/William J. Woods
                              Name:  William J. Woods
                              Title:  President

                                INDEX OF EXHIBITS

     (a)(1)  Form of Offer to Purchase dated November 25, 1996. *

     (a)(2)  Form of Letter of Transmittal. *

     (a)(3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 25, 1996. *

     (a)(4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 25, 1996. *

     (a)(5)  Form of Notice of Guaranteed Delivery. *

     (a)(6) Form of Letter to Stockholders from the Chairman of the Board of the Company dated November 25, 1996. *

     (a)(7) Form of press release issued by the Company dated November 25, 1996. *

     (a)(8)  Form of question and answer brochure. *

     (a)(9) Form of press release issued by the Company dated December 27, 1996. *

     (a)(10) Form of press release issued by the Company dated January 13, 1997.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.


------------------
* Previously filed